[Cahill Gordon & Reindel llp Letterhead]
(212) 701-3000
June 16, 2009
VIA EDGAR TRANSMISSION AND
FACSIMILE TRANSMISSION TO (202) 772-9217
Dan Duchovny
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Mail Stop 6010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	Supplemental Response Letter Filed June 9, 2009 by Validus HoIdings, Ltd.
Amendment No. 1 to Preliminary Proxy Statement Filed June 15, 2009 by Validus Holdings, Ltd. File No. 000-27662
Amended Form S-4 Filed June 12, 2009 by Validus Holdings, Ltd. File No. 333-159148
Dear Mr. Duchovny:
     On behalf of Validus Holdings, Ltd. (the “Company” or “Validus”), we hereby submit responses to the comments of the Staff regarding the above-referenced filings as set forth in your letter dated June 16, 2009 (the “Comment Letter”).

     Set forth below are the Staff’s comments contained in the Comment Letter and immediately following each comment is the Company’s response.
     We are available at your convenience to discuss any comments or questions. Thank you in advance for your consideration.
Supplemental Response Letter filed June 9, 2009
     1. We note your response to comment 2 of our June 4, 2009 letter. We do not agree with the analysis and conclusion set forth in your response letter. We will not, however, issue any more comments on this specific matter and the filings we referenced in our prior comment at this time.
     Response: The Company acknowledges the Staff’s comment.
Amendment No. 1 to Preliminary Proxy Statement (the “Requisition Proxy Statement”)
     2. Please revise your description of the May 29, 2009 decision of the Supreme Court of Bermuda on page 6 to clarify that the court found the possibility of a scheme of arrangement occurring in the manner proposed fraught with difficulties and unprecedented.
     Response: The Company will revise the Requisition Proxy Statement at page 6 to disclose the following:
          “the Court noted in its decision that to pursue a scheme of arrangement on an unsolicited basis is unprecedented and presents practical difficulties”
     3. Please clarify on page 8 of the proxy statement that if you succeed in acquiring the shares of IPC Holdings, Ltd. but not in your proposal to delete Bye-law 52, you will be unable to control the company as a shareholder thereof. If this is not, in fact, the case, please revise your disclosure to explain how you will be able to control IPC as a shareholder without succeeding in the proposed deletion of Bye-law 52.
     Response: The Company will revise the Requisition Proxy Statement at page 8 to disclose the following:
          “If Validus acquires IPC common shares in the exchange offer they will continue to be subject to limitations on voting set forth in Bye-law 52. As a result, Validus may not be able to exercise operational control over IPC, including the right to appoint directors and executive officers of IPC and to manage the day-to-day operations of IPC, unless and until such Bye-law is eliminated or amended at a subsequent annual or special general meeting, or Validus acquires all remaining IPC common shares pursuant to Section 102 or Section 103 of the Companies Act.”

Form S-4/A
     4. Please apply comments 2 and 3 above to this registration statement.
     Response: The Company will make revisions to this registration statement corresponding to those identified in response to comments 2 and 3 above.
* * * * *
     Comments or questions regarding these matters may be directed to Daniel Zimmerman at (212) 701-3777, Helene Banks at (212) 701-3439, John Schuster at (212) 701-3323 or Todd Freed at (212) 735-2512.

Very truly yours,
/s/ Helene Banks
Helene Banks

cc:	C. Jerome Dill (Validus Holdings, Ltd.)
Stephen F. Arcano (Skadden, Arps, Slate, Meagher & Flom LLP)
Todd E. Freed (Skadden, Arps, Slate, Meagher & Flom LLP)
John Schuster (Cahill Gordon & Reindel llp)